

December 5, 2011

<u>Via U.S. Mail</u>
A. Scott Dockter
President
Steele Resources Corporation
3081 Alhambra Drive
Suite 208
Cameron Park, CA 95682

      Re: Steele Resources Corporation
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed April 15, 2011
               File No. 000-53474

Dear Mr. Dockter:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Kathleen Krebs, for

                                    Larry Spirgel
                                    Assistant Director

cc: <u>Via facsimile</u>
          Roger Linn, Esq.